Filed by ANN INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ANN INC.

Commission File No.: 1-10738

Date: July 21, 2015

The following email was distributed to ANN INC. associates on July 21, 2015.

As you may already know, the 2015 Special Meeting of Stockholders of ANN INC. will be held on August 19, 2015. In connection with the Special Meeting, we filed the Company’s Proxy Statement yesterday. As an ANN INC. associate who owns shares of ANN INC. stock under the Company’s Associate Discount Stock Purchase Plan, the 401(k) Savings Plan or the Company’s equity plan, in the next few days, you will receive proxy materials electronically or in paper form.

Prior to the meeting you will be able to vote on the matters presented in the Proxy Statement in the following three ways:

1)	Through the Internet. You may vote and submit your proxy over the internet at www.proxyvote.com.

If you have consented to receive proxy materials electronically, you will receive an e-mail from id@ProxyVote.com with the subject “ANN INC. Special Meeting” notifying you that the Annual Report and Proxy Statement are available for online viewing. This e-mail will contain links to the documents and the voting site, as well as instructions on how to vote your shares electronically;

2)	Filling out a paper proxy card. If you have not consented to receive proxy materials electronically, you will be receiving at your mailing address a package containing physical copies of the Proxy Statement, proxy card and Annual Report. You may vote by filling out the proxy card and mailing it in the pre-paid postage envelope provided in the package; or

3)	Calling. The Proxy Statement and the proxy card will also provide you with a 1-800 number you may call to vote your shares.

Please follow the instructions for voting your shares through any of the means listed above.

Regards,

Katherine H. Ramundo
EVP, General Counsel & Corporate Secretary

Additional Information and Where to Find It

In connection with the proposed transaction, Ascena Retail Group, Inc. (“ascena”) has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of ANN INC. (“ANN”) that also constitutes a prospectus of ascena. The definitive proxy statement/prospectus was mailed to shareholders of ANN on or about July 20, 2015. Investors and security holders are urged to read the definitive proxy statement/prospectus and other relevant documents filed with the SEC, because they contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by ascena by contacting ascena Investor Relations at (551) 777-6895, or by e-mail at asc-ascenainvestorrelations@ascenaretail.com. Investors and security holders may obtain free copies of the documents filed with the SEC by ANN by contacting ANN Investor Relations at 212-541-3300 ext. 3598, or by e-mail at investor_relations@ANNinc.com.

ascena and ANN and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about ascena’s directors and executive officers is available in ascena’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on November 3, 2014. Information about directors and executive officers of ANN is available in the proxy statement for the 2015 Annual Meeting of Stockholders of ANN filed with the SEC on April 2, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC regarding the Merger. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ascena or ANN using the sources indicated above.

This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.